Dimensional

January 9, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 217/218 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on October 26, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the Emerging Markets Sustainability Core 1 Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment.  Please include a definition of small capitalization companies and a  capitalization range of such investments in the "Principal Investment Strategies" section of the Prospectus.

Response.  The Registrant respectfully declines to include such disclosure.  The Portfolio's name does not suggest that the Portfolio focuses its investments in small capitalization companies (i.e., which would require the Portfolio to define such term in discussing its investment objective and strategies in the Prospectus).

2. Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of  the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

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January 9, 2018

Response.  The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 2 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio, however, includes this language in the disclosure regarding the 80% policy on page 1 of the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

3. Comment.  Please disclose in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that for purposes of the Portfolio's 80% policy, derivatives are valued in accordance with the SEC Staff's position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test (i.e., not an exposure test) and, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  The Registrant confirms supplementally that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio's net asset value ("NAV").  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio's NAV. As noted in General Instruction C.1(c), however, the disclosure in the Prospectus should avoid "simply restating legal or regulatory requirements to which Funds generally are subject." Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

4. Comment.  Please include disclosure indicating that 80% of the Portfolio's net assets will be invested in securities of environmentally friendly or "ESG" issuers pursuant to Rule 35d-1 under the 1940 Act.

Response.  The Portfolio's name does not include the term "ESG" but does include the term "sustainability." The Registrant respectfully declines to add "sustainability" to the Portfolio's 80% policy because such adjective is a strategy of the Portfolio, rather than a type of investment.  The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund"s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term "sustainability" in the Portfolio's name refers to the Portfolio's investment strategy, pursuant to which the Advisor employs both positive and negative screens described in the Prospectus for its sustainability strategy.

U.S. Securities and Exchange Commission
January 9, 2018

5. Comment.  The Prospectus includes disclosure about the ability to invest in exchange-traded funds ("ETFs") and similarly structured pooled investments but does not include a corresponding risk regarding investments in other funds.  Please include a risk regarding the risk of investing in other funds.

Response.  The Registrant confirms that, at the present time, the Portfolio will not invest in ETFs or similarly structured pooled investments as a principal investment strategy and, accordingly, has removed such disclosure from the Prospectus.

6. Comment.  Please revise the sustainability impact considerations.  The current considerations are overly narrow.

Response.  The Registrant believes the Portfolio's sustainability impact considerations are clearly disclosed in the Prospectus and appropriate.  Accordingly, the Registrant respectfully declines to revise the disclosure.

7. Comment.  Please revise the "Principal Investment Strategies" in the Prospectus to include corresponding disclosure regarding the Portfolio's use of foreign exchange forward contracts (i.e., as referenced in the "Principal Risks").  Alternatively, please remove the reference to foreign exchange forward contracts from the "Principal Risks" if the Portfolio does not use these instruments as a principal investment strategy.

Response.  The Registrant has removed the reference to foreign exchange forward contracts from the "Principal Risks" since the Portfolio does not intend to use such instruments as a principal investment strategy.

8. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the MSCI Emerging Markets Index (net dividends); however, this is subject to change in the future.

9. Comment.  Please disclose all of the Portfolio's principal strategies in response to Item 9(b)(1) of Form N-1A.  The strategies disclosed in the "Principal Investment Strategies" section of the Prospectus should be a summary of such strategies, as noted in Item 4(a) of Form N-1A.

Response.  The Portfolio discloses all of its principal investment strategies in the "Principal Investment Strategies" section of the Prospectus in response to Item 4(a) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each principal investment strategy is appropriately disclosed in the "Principal Investment Strategies" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional

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information for any such strategy is necessary and appropriate, additional detail is (e.g., the definition of "Approved Markets" or additional information regarding the sustainability impact considerations) and will be provided in response to Item 9(b) in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

10.  Comment.  In the "Additional Information on Investment Objective and Policies" section of the Prospectus, please clarify whether the Approved Markets of the Portfolio will be a subset of "emerging markets" as classified by the sources listed (i.e., the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, FTSE International, MSCI, and Citigroup) or if other countries could be included.

Response.  The Registrant supplementally confirms that Approved Markets may include other markets not classified as "emerging markets" by the sources referenced. As of the date of the Prospectus, however, the Approved Markets are a subset of "emerging markets" as classified by one or more of the sources referenced.

11.  Comment.  Please confirm that the Portfolio will invest in money market instruments or other highly liquid debt instruments as a principal investment strategy (e.g., such investments are only referenced in the "Additional Information on Investment Objective and Policies" section of the Prospectus).  If the Portfolio will not invest up to 10% of its total assets in such investments, please remove the disclosure from the Prospectus.

Response.  The Registrant believes the current disclosure is appropriate.  The Portfolio may invest in a variety of instruments that collectively could be over 10% of the Portfolio's total assets for cash management purposes and pending the investment of new capital in Approved Markets securities (e.g., investment companies and other short-term investments).  Accordingly, the Registrant has included disclosure regarding the overall strategy and related investments in the Prospectus.

12.  Comment.  Please include additional disclosure regarding the country or countries in which the Portfolio may establish a wholly-owned subsidiary or trust for the purpose of investing in the local markets.  In addition, please include additional disclosure regarding such wholly-owned subsidiaries and/or trusts.

Response.  The Registrant confirms that, at the present time, the Portfolio does not anticipate establishing a wholly-owned subsidiary or trust for the purpose of investing in any markets and, accordingly, has removed such disclosure from the Prospectus.

13.  Comment.  Please include additional disclosure in the "Additional Information on Investment Objective and Policies" section of the Prospectus regarding the specific types of investments that the Portfolio may make while assuming a temporary defensive position.

Response.  Pursuant to Item 16(d) of Form N-1A, the Registrant discloses the types of investments that the Portfolio may make while assuming a temporary defensive position in the

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January 9, 2018

table included in the "Cash Management Practices" section of the SAI.

14.  Comment.  Please delete "among others"  from the disclosure regarding the definition of "Approved Markets" in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

15.  Comment.  Please consider whether the criteria in (d) and (h) are appropriate criteria for determining what the Portfolio considers an emerging market security, as disclosed in the definition of "Approved Markets" in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response.  The Registrant has revised the disclosure to remove the criteria included in (d).  With respect to the criteria in (h), the Portfolio's benchmark index is the MSCI Emerging Markets Index (net dividends) and, accordingly, the Portfolio believes such securities are appropriately characterized as emerging market securities.

16.  Comment.  Please remove the last sentence in the "Approved Markets" sub-section in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure.  The Advisor will select only those companies that, in its view, have sufficiently strong exposure to economic and market forces in Approved Markets.  For example, the Advisor believes that a company organized or located in the United States or another country outside of an Approved Market may be appropriately considered a company with exposure to an Approved Market if it derives a significant portion of its revenues from goods sold in such Approved Market.

17.  Comment.  Please remove the references to tobacco and child labor from the sustainability impact considerations in the "Principal Investment Strategies" of the Prospectus or provide corresponding disclosure regarding such considerations in the "Applying the Portfolio's Sustainability Impact Considerations" section of the Prospectus.

Response.  The Registrant has revised the disclosure in the "Applying the Portfolio's Sustainability Impact Considerations" section of the Prospectus accordingly.

18.  Comment.  Please describe with specificity if the Portfolio is an "ESG" or environmentally friendly fund.  In the "Applying the Portfolio's Sustainability Impact Considerations" section of the Prospectus it states that "the Advisor intends to take into account the impact that companies have on the environment and other sustainability considerations when making investment decisions."

Response.  The Registrant respectfully submits that there is not a generally accepted definition of "ESG" vs. "environmentally friendly."  As a result, rather than stating that the Portfolio is one or the other, the Registrant has listed the primary considerations that the

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Portfolio focuses on (e.g., carbon and other greenhouse emissions, or potential emissions, land use, cluster munitions manufacturing, biodiversity, involvement in toxic spills or releases, operational waste, water use, tobacco, child labor, and factory farming activities).

19. Comment.  Please disclose all of the Portfolio's principal risks in response to Item 9(c) of Form N-1A.  The risks disclosed in the "Principal Risks" section of the Prospectus should be a summary of such risks, as noted in Item 4(b)(1)(i) of Form N-1A.

Response.  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

20. Comment.The "Redemption of Shares—Redemption Procedures" section of the Prospectus notes that "[t]he Intermediary, if applicable, is responsible for transmitting redemption proceeds to shareholders." Please confirm that this disclosure is in compliance Item 11(c)(7) of Form N-1A, adopted in connection with the SEC's new liquidity risk management rule (the "Liquidity Rule").

Response.  This disclosure indicates that, "for accounts held through certain intermediaries designated by the Fund to receive orders, timing of redemption payments may be sent based on the agreement between the Intermediary and the Portfolio."  Although the Portfolio typically expects to process redemption payments one business after receipt of a written request for redemption in good order by an intermediary designated by the Fund to receive orders, the timing of receipt of payment is driven by such financial intermediary (some have T+1 payment arrangements and others have T+2 payment arrangements), not the Portfolio, and the Portfolio processes each redemption order received in proper form based on the NAV next calculated and stands ready to make redemption payments according to reasonable payment instructions.

21. Comment. In the "Redemption of Shares—Redemption Procedures" section of the Prospectus, please consider disclosing if securities issued to meet redemption requests through an in-kind redemption will be a pro rata slice of the Portfolio's portfolio, individual securities from the Portfolio's portfolio or a representative securities basket from the Portfolio's portfolio.

Response.  The Registrant believes that the existing disclosure, including the disclosure under "In-Kind Redemptions," identifies for shareholders the possibility that they may receive a redemption in-kind and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. Therefore, the Registrant respectfully declines to add additional disclosure at this time.

U.S. Securities and Exchange Commission
January 9, 2018

SAI

22. Comment.  Please confirm that with respect to the Portfolio's concentration policy, the Portfolio will look through to the underlying investments of any investment companies the Portfolio may purchase.

Response.  The Registrant confirms that the Portfolio will look through any investment companies that the Portfolio may purchase for purposes of the Portfolio's concentration policy.

23. Comment.  Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date.  The current information is as of June 30, 2017.

Response.  The Registrant has revised the disclosure accordingly.

Part C

24. Comment.  Please file the securities opinion for the Portfolio as an exhibit to the Part C.
Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.